CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the second and two quarters ended September 26, 2021
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated November 4, 2021 and provides information concerning our results of operations and financial condition for the second and two quarters ended September 26, 2021. All figures are presented in Canadian (“CAD”) dollars, unless otherwise noted. You should read this MD&A together with our unaudited condensed consolidated interim financial statements as at and for the second and two quarters ended September 26, 2021 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended March 28, 2021 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the fiscal year ended March 28, 2021 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan, and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to continue operating our business amid the societal and economic disruption caused by the novel coronavirus pandemic (“COVID-19”);
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property; and
•the absence of material adverse changes in our industry or the global economy.

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By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•risks and global disruptions associated with the ongoing COVID-19 pandemic, which may further affect general economic conditions, including discretionary consumer spending;
•additional potential closures of our retail stores and the retail stores of our wholesale partners as a result of COVID-19 related restrictions imposed by local authorities;
•we may not open new retail stores or expand e-Commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition;
•global political events, including the impact of political disruptions and protests; which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to forecast our inventory need and to manage our product distribution networks;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•fluctuations in raw material costs, interest rates and currency exchange rates; and
•we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

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You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refer to British pounds sterling, “EUR” refer to euros, “CHF” refer to Swiss francs, “CNY” refer to Chinese yuan, ”RMB” refer to Chinese renminbi, and “HKD” refer to Hong Kong dollars unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.
All references to “fiscal 2019” are to the Company’s fiscal year ended March 31, 2019; to “fiscal 2020” are to the Company’s fiscal year ended March 29, 2020; to “fiscal 2021” are to the Company’s fiscal year ended March 28, 2021; and to “fiscal 2022” are to the Company’s fiscal year ending April 3, 2022.
Certain comparative figures have been reclassified to conform with the current year presentation.

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SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the second and two quarters ended September 26, 2021 compared to the second and two quarters ended September 27, 2020, and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	Second quarter ended			Two quarters ended
	September 26, 2021	September 27, 2020	% Change	September 26, 2021	September 27, 2020	% Change
Statement of Operations data:
Revenue	232.9	194.8	19.6%	289.2	220.9	30.9%
Gross profit	135.0	94.2	43.3%	165.7	99.0	67.4%
Gross margin	58.0%	48.4%	960 bps	57.3%	44.8%	1,250 bps
Operating income (loss)	11.3	15.1	(25.2)%	(49.4)	(44.2)	(11.8)%
Net income (loss)	9.0	10.4	(13.5)%	(47.7)	(39.7)	(20.2)%
Earnings (loss) per share
Basic	$0.08	$0.09	(11.1)%	$(0.43)	$(0.36)	(19.4)%
Diluted	$0.08	$0.09	(11.1)%	$(0.43)	$(0.36)	(19.4)%
Non-IFRS Financial Measures:(1)
EBIT	11.3	15.1	(25.2)%	(49.4)	(44.2)	(11.8)%
Adjusted EBIT	16.1	15.7	2.5%	(44.1)	(30.8)	(43.2)%
Adjusted EBIT margin	6.9%	8.1%	(120) bps	(15.2)%	(13.9)%	(130) bps
Adjusted net income (loss)	13.2	11.5	14.8%	(36.8)	(26.9)	(36.8)%
Adjusted net income (loss) per basic share	$0.12	$0.10	20.0%	$(0.33)	$(0.24)	(37.5)%
Adjusted net income (loss) per diluted share	$0.12	$0.10	20.0%	$(0.33)	$(0.24)	(37.5)%
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Segments
Our reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income. As at September 26, 2021, our DTC segment included sales to customers through our 51 national e-Commerce markets and 38 directly operated retail stores across North America, Europe, and Asia Pacific. Through our Wholesale segment, we sell to a mix of retailers and international distributors. The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale channels, such as sales to employees and selling, general & administrative (“SG&A”) expenses.

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Factors Affecting our Performance
We believe that our performance depends on many factors including those discussed below.
•Growth in our DTC Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion has been impacted and may be delayed due to COVID-19.
•Growth investments. In the early stages of the COVID-19 pandemic at the height of first wave retail closures, discretionary SG&A expenses spend was reduced significantly. As distribution and sales continue to recover, we have made significant SG&A investments ahead of revenue growth in certain areas, including brand and demand building. We will be guided by our view of opportunities to deliver on our growth strategy.
•COVID-19 pandemic. COVID-19 continues to impact the global economy and public health officials have imposed restrictions and recommended precautions to mitigate the spread of the virus.
As a result of the pandemic, our retail stores have been impacted by temporary closures and reduced traffic. During the second quarter of fiscal 2022, store operations have largely resumed across our global store network, however retail store traffic remains below pre-pandemic levels. Trading days lost to temporary store closures due to COVID-19 did not materially impact results for the second quarter of fiscal 2022 and the comparative quarter. All of our retail stores are operating as at November 4, 2021.
We have also experienced a reduction in the capacity of our supply chain, including our facilities, due to distancing measures. All of our manufacturing facilities were operating as at September 26, 2021 at lower than pre-pandemic output levels to ensure appropriate distancing measures were in place. We expect to return to more normal levels of production as restrictions and recommended precautions are lifted.
We also received rent concessions in the form of abatements and deferrals and will consider seeking further rent relief as we continue to monitor the impact of COVID-19. Rent concessions of $nil and $0.2m were recognized in the statement of income (loss) for the second and two quarters ended September 26, 2021, respectively.
Future developments on COVID-19 are highly uncertain and out of our control. Prolonged disruptions due to the pandemic may negatively impact our operations and result in temporary closures of our retail stores and manufacturing facilities, as well as our wholesale partners, lower retail store traffic, and continued impacts on our supply chain.
•Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending in certain countries and travel corridors. We have been, and may in the future be, impacted by widespread protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
•New Products. We intend to continue investing in innovation and the development and introduction of new products across styles, uses, and climates. This includes Canada Goose footwear and Baffin branded footwear through Baffin’s own distinct sales channels. We expect that certain new products may carry a lower gross margin per unit relative to our long-standing styles which are produced in significantly higher volumes.

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•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 86.9% and 85.7% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2021 and fiscal 2020, respectively. Additionally, we generated 89.3% and 79.2% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2021 and fiscal 2020, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT(1) in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT(1) can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods.
(1)    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we typically manufacture on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on the Revolving Facility (as defined below) and the Mainland China Facilities (as defined below). Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Developments in international trade. We continue to monitor the impact on our operations in Europe and the U.K. as a result of the British exit from the European Union (“Brexit”). Our preparations for Brexit included, among other activities, opening a third-party logistics facility early in fiscal 2021, advanced inventory staging in the U.K. in the event of disruptions to the flow of goods, and adding processes to utilize duty savings under the Canada-U.K. Continuity Trade Agreement. Duty savings continue for U.S. shipments under the United States-Mexico-Canada Agreement. We monitor developments in international trade in countries where we operate that could have an impact on our business.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2021, 2020, and 2019, we generated 67.9%, 62.3%, and 58.0%, respectively, of our revenue in currencies other than Canadian dollars. Historically, most of our wholesale revenue was derived from orders made prior to the beginning of the fiscal year. This high degree of visibility into our anticipated future cash flows from wholesale operations is now significantly less certain given the COVID-19 disruptions. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. We continue to monitor our risk management program to take into account the prevailing global uncertainty of COVID-19.
We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the Chinese renminbi denominated principal and interest amounts

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payable on the Mainland China Facilities and U.S. dollar denominated principal and interest amounts payable on our Revolving Facility and senior secured term loan facility (the “Term Loan Facility”). The Company has entered into foreign exchange forward contracts to hedge a portion of the exposure to foreign currency exchange risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.
The main foreign currency exchange rates that impact our business and operations as at and for the second and two quarters ended September 26, 2021 and for the fiscal year ended March 28, 2021 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2022
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2022	September 26, 2021
USD/CAD	1.2280	1.2601	—	—	1.2441	1.2680
EUR/CAD	1.4804	1.4852	—	—	1.4828	1.4854
GBP/CAD	1.7170	1.7367	—	—	1.7269	1.7339
CHF/CAD	1.3485	1.3723	—	—	1.3604	1.3709
CNY/CAD	0.1902	0.1948	—	—	0.1925	0.1961
HKD/CAD	0.1581	0.1620	—	—	0.1601	0.1629

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2021
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2021	March 28, 2021
USD/CAD	1.3859	1.3316	1.3030	1.2666	1.3218	1.2580
EUR/CAD	1.5256	1.5579	1.5537	1.5267	1.5410	1.4831
GBP/CAD	1.7203	1.7212	1.7207	1.7461	1.7271	1.7345
CHF/CAD	1.4378	1.4486	1.4417	1.4003	1.4321	1.3384
CNY/CAD	0.1955	0.1926	0.1967	0.1955	0.1951	0.1923
HKD/CAD	0.1788	0.1718	0.1681	0.1633	0.1705	0.1619
    Source: Bank of Canada

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Components of Our Results of Operations
Revenue
The DTC segment comprises sales through country-specific e-Commerce platforms and its Company-operated retail stores located in luxury shopping locations. Revenue through e-Commerce operations and retail stores is recognized upon delivery of the goods to the customer and when consideration is received, net of an estimated provision for sales returns.
The Wholesale segment comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, and individual shops, and to international distributors, who are partners that have exclusive rights to an entire market. Wholesale revenue from the sale of goods, net of an estimated provision for sales returns, discounts, and allowances, is recognized when control of the goods has been transferred to the reseller, which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third party warehouse, or arrive at the reseller’s facilities.
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale channels, such as sales to employees and SG&A expenses. The Other segment includes the cost of marketing expenditures to build brand awareness and demand across all segments, corporate costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations.
Within the Other segment, comparative information also includes sales of personal protective equipment ("PPE") during the comparative quarter in response to COVID-19 along with costs incurred as a consequence of the COVID-19 pandemic including overhead costs resulting from the temporary closure of our manufacturing facilities.
Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products, including raw materials, direct labour, and overhead, plus freight, duties, and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. Cost of sales also includes depreciation on our manufacturing right-of-use assets and plant assets as well as inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates in the provinces of Canada, and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.

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SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-Commerce customers, retail stores, and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations. Incurred product development costs, primarily employee salaries and benefits, are also recognized in SG&A expenses. Foreign exchange gains and losses are recorded in SG&A expenses and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, the Mainland China Facilities, the Term Loan Facility, a portion of our Revolving Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains and losses on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and would typically experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our DTC segment, including the investment required to support e-Commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.
General and administrative expenses represent costs incurred in our corporate offices, primarily related to marketing, personnel costs (including salaries, variable incentive compensation, benefits, and share-based compensation), technology support, and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future.
Depreciation and amortization
Depreciation and amortization represent the economic benefit incurred in using the Company’s property, plant and equipment, intangible assets, and right-of-use assets. We expect depreciation and amortization to increase, primarily driven by the expansion of our DTC segment and information technology-related expenditures to support growth.
Operating Income
Operating income is our gross profit less SG&A expenses and depreciation and amortization.
Net interest, finance and other costs
Net interest, finance and other costs represents interest expense on our borrowings including the Mainland China Facilities, the Revolving Facility, the Term Loan Facility, and lease liabilities, as well as standby fees, net of interest income. In addition, corporate restructuring costs were recognized in fiscal 2021.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events.

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RESULTS OF OPERATIONS
For the second quarter ended September 26, 2021 compared to the second quarter ended September 27, 2020
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Second quarter ended		$ Change	% Change
	September 26, 2021	September 27, 2020
Statement of Operations data:
Revenue	232.9	194.8	38.1	19.6%
Cost of sales	97.9	100.6	2.7	2.7%
Gross profit	135.0	94.2	40.8	43.3%
Gross margin	58.0%	48.4%		960 bps
SG&A expenses	101.3	62.4	(38.9)	(62.3)%
SG&A expenses as % of revenue	43.5%	32.0%		(1,150) bps
Depreciation and amortization	22.4	16.7	(5.7)	(34.1)%
Operating income	11.3	15.1	(3.8)	(25.2)%
Operating margin	4.9%	7.8%		(290) bps
Net interest, finance and other costs	7.9	6.0	(1.9)	(31.7)%
Income before income taxes	3.4	9.1	(5.7)	(62.6)%
Income tax recovery	(5.6)	(1.3)	4.3	330.8%
Effective tax rate	(164.7)%	(14.3)%		15,040 bps
Net income	9.0	10.4	(1.4)	(13.5)%
Other comprehensive income	0.3	2.1	(1.8)	(85.7)%
Comprehensive income	9.3	12.5	(3.2)	(25.6)%
Earnings per share
Basic	$0.08	$0.09	(0.01)	(11.1)%
Diluted	$0.08	$0.09	(0.01)	(11.1)%
Weighted average number of shares outstanding
Basic	109,780,547	110,143,728
Diluted	110,805,942	110,888,447
Non-IFRS Financial Measures:(1)
EBIT	11.3	15.1	(3.8)	(25.2)%
Adjusted EBIT	16.1	15.7	0.4	2.5%
Adjusted EBIT margin	6.9%	8.1%		(120) bps
Adjusted net income	13.2	11.5	1.7	14.8%
Adjusted net income per basic share	$0.12	$0.10	0.02	20.0%
Adjusted net income per diluted share	$0.12	$0.10	0.02	20.0%
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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Revenue
Revenue for the second quarter ended September 26, 2021 was $232.9m, an increase of $38.1m or 19.6%, from $194.8m for the second quarter ended September 27, 2020. Excluding $28.8m of temporary PPE sales in the comparative quarter, revenue increased by $66.9m or 40.3%. Revenue generated from our DTC channel represented 35.7% of total revenue for the second quarter ended September 26, 2021 compared to 23.7% for the second quarter ended September 27, 2020. On a constant currency(1) basis, revenue increased by 21.0% for the second quarter ended September 26, 2021 compared to the second quarter ended September 27, 2020.

	Second quarter ended		$ Change			% Change
CAD $ millions	September 26, 2021	September 27, 2020	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
DTC	83.2	46.2	37.0	0.6	37.6	80.1%	81.4%
Wholesale	147.9	118.5	29.4	2.2	31.6	24.8%	26.7%
Other	1.8	30.1	(28.3)	—	(28.3)	(94.0)%	(94.0)%
Total revenue	232.9	194.8	38.1	2.8	40.9	19.6%	21.0%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment was $83.2m for the second quarter ended September 26, 2021 compared to $46.2m for the second quarter ended September 27, 2020. The increase of $37.0m or 80.1% was attributable to higher revenue from existing stores complemented by e-Commerce growth of 33.8% across all major markets and new retail expansion. Despite continued store traffic headwinds, revenue from our retail stores was positively impacted by higher retail traffic, normalized store operating hours and increased occupancy limits from the comparative quarter, which was negatively impacted by higher COVID-19 disruptions.
Wholesale
Revenue from our Wholesale segment was $147.9m for the second quarter ended September 26, 2021 compared to $118.5m for the second quarter ended September 27, 2020. The increase of $29.4m or 24.8% was attributable to the timing of shipments to our wholesale partners. In the comparative quarter, due to the impact of COVID-19, there was a significant delay in the timing of shipments to partner operations globally.
Other
Revenue from our Other segment was $1.8m, principally from sales to employees, for the second quarter ended September 26, 2021 compared to $30.1m for the second quarter ended September 27, 2020. The decrease of $28.3m or 94.0% was mainly attributable to $28.8m of PPE sales in the comparative quarter, which were temporarily manufactured in support of COVID-19 response efforts.

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Revenue by geography

	Second quarter ended		$ Change			% Change
CAD $ millions	September 26, 2021	September 27, 2020	As reported	Foreign exchange impact	In constant currency(2)	As reported	In constant currency(2)
Canada	50.1	66.3	(16.2)	—	(16.2)	(24.4)%	(24.4)%
United States	59.4	37.8	21.6	1.9	23.5	57.1%	62.2%
Asia Pacific	58.5	41.5	17.0	(0.1)	16.9	41.0%	40.7%
EMEA(1)	64.9	49.2	15.7	1.0	16.7	31.9%	33.9%
Total revenue	232.9	194.8	38.1	2.8	40.9	19.6%	21.0%
(1)EMEA comprises Europe, the Middle East, Africa, and Latin America.
(2)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Revenue increased in the United States, APAC, and EMEA for the second quarter ended September 26, 2021 compared to the comparative quarter resulting from an increase in both DTC and Wholesale revenue. Revenue in Canada grew by 33.6% excluding the $28.8m of PPE sales made in the comparative quarter. Including PPE, revenue in Canada decreased by 24.4%. The increase in revenue in all regions was attributable to higher revenues from existing retail stores, e-Commerce growth in all major markets and retail store expansion specifically in Mainland China.
Gross Profit
Gross profit and gross margin for the second quarter ended September 26, 2021 were $135.0m and 58.0%, respectively, compared to $94.2m and 48.4%, respectively, for the second quarter ended September 27, 2020. The increase in gross profit of $40.8m was attributable to higher revenue as noted above. Gross profit in the comparative quarter included the impact of $28.8m of non-recurring PPE sales and $7.8m of COVID-19 related government payroll subsidies. Excluding the impact of these items, gross margin was 51.2% in the comparative quarter. Gross margin in the current quarter was favourably impacted by an increased proportion of DTC revenue, a lower proportion of revenue from international distributors from the comparative quarter, and incremental benefits from pricing, which was partially offset by unfavourable impacts from product mix due to higher sales in non-parka categories.

	Second quarter ended
	September 26, 2021		September 27, 2020
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	% Change
DTC	61.3	73.7%	35.5	76.8%	25.8	72.7%
Wholesale	73.1	49.4%	56.4	47.6%	16.7	29.6%
Other	0.6	33.3%	2.3	7.6%	(1.7)	(73.9)%
Total gross profit	135.0	58.0%	94.2	48.4%	40.8	43.3%

Canada Goose Holdings Inc.	Page 12 of 49

DTC
Gross profit in our DTC segment was $61.3m for the second quarter ended September 26, 2021 compared to $35.5m for the second quarter ended September 27, 2020. The increase of $25.8m in gross profit was attributable to higher revenues. The gross margin was 73.7% for the second quarter ended September 26, 2021, a decrease of 3.1% compared to 76.8% in the comparative quarter. The gross margin in the comparative quarter benefited from an allocation of COVID-19 related government payroll subsidies (-380 bps). During the second quarter ended September 26, 2021, gross margin was favourably impacted by channel mix due to higher sales volumes from retail stores (+230 bps), which was partially offset by an increase in sales volumes in non-parka categories, typically with lower margins (-170 bps) reflecting a more diverse product range in our DTC business prior to entering peak season. The incremental benefits from pricing were offset by higher duty costs in the current quarter.
Wholesale
Gross profit in our Wholesale segment was $73.1m for the second quarter ended September 26, 2021 compared to $56.4m for the second quarter ended September 27, 2020. The increase of $16.7m in gross profit was attributable to higher revenues. The gross margin was 49.4% for the second quarter ended September 26, 2021, an increase of 1.8% compared to 47.6% in the comparative quarter. The gross margin in the comparative quarter benefited from an allocation of COVID-19 related government payroll subsidies (-510 bps). During the second quarter ended September 26, 2021, the increase in gross margin was driven by a higher proportion of sales to our wholesale partners compared to international distributors (+490 bps) and incremental benefits from pricing (+210 bps). The benefit of reduced production costs related to COVID-19 protocols was offset by unfavourable impacts from product mix due to higher sales in non-parka categories.
Other
Gross profit in our Other segment was $0.6m for the second quarter ended September 26, 2021 compared to $2.3m for the second quarter ended September 27, 2020, a decrease of $1.7m. In response to COVID-19, the Company sold $28.8m of PPE with a gross profit and gross margin of $1.0m and 3.5%, respectively, in the comparative quarter.
SG&A Expenses
SG&A expenses were $101.3m for the second quarter ended September 26, 2021 compared to $62.4m for the second quarter ended September 27, 2020. The increase of $38.9m or 62.3% was attributable to $14.6m of incremental investment in marketing to assist with brand awareness and support our growth through our digital sales channels around the world ahead of peak season, $3.9m in strategic initiatives, including digital capabilities and the launch of Canada Goose footwear, $5.0m in higher costs related to the retail store network expansion and the reopening of existing retail stores, and $1.4m of higher performance-based compensation. The comparable quarter also benefited from the $3.0m release of a non-cash sales contract provision discussed below and $4.1m in COVID-19 related government payroll subsidies which did not recur.

Canada Goose Holdings Inc.	Page 13 of 49

	Second quarter ended
	September 26, 2021		September 27, 2020
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	23.3	28.0%	15.8	34.2%	(7.5)	(47.5)%
Wholesale	13.9	9.4%	10.6	8.9%	(3.3)	(31.1)%
Other	64.1		36.0		(28.1)	(78.1)%
Total SG&A expenses	101.3	43.5%	62.4	32.0%	(38.9)	(62.3)%
DTC
SG&A expenses in our DTC segment for the second quarter ended September 26, 2021 were $23.3m, or 28.0% of segment revenue, compared to $15.8m, or 34.2% of segment revenue, for the second quarter ended September 27, 2020. The increase of $7.5m or 47.5% was attributable to $3.3m of higher operating costs due to incremental new stores and the reopening of existing retail stores, $1.7m of higher personnel costs, and $0.3m of incremental warranty costs due to higher sales volumes relative to the comparative quarter. Additionally, there were $0.6m of higher costs related to e-Commerce volumes and to support our e-Commerce platform. The comparative quarter also benefited from $0.8m of COVID-19 related government payroll subsidies which did not recur. Pre-store opening costs and COVID-19 related temporary store closure costs of $0.4m and less than $0.1m, respectively, were recognized in the second quarter ended September 26, 2021 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $1.4m and $0.2m, respectively, in the comparative quarter.
Wholesale
SG&A expenses in our Wholesale segment for the second quarter ended September 26, 2021 were $13.9m, or 9.4% of segment revenue, compared to $10.6m, or 8.9% of segment revenue, for the second quarter ended September 27, 2020. The increase of $3.3m or 31.1% was attributable to $0.9m of incremental warranty costs due to higher sales volumes and $0.8m of unfavourable foreign exchange fluctuations related to working capital in the quarter. The comparative quarter also benefited from $1.2m of insurance claim recoveries and $0.6m of COVID-19 related government payroll subsidies which did not recur.
Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $64.1m for the second quarter ended September 26, 2021 compared to $36.0m for the second quarter ended September 27, 2020. The increase of $28.1m or 78.1% was attributable to $14.6m of incremental investment in marketing and $3.9m in strategic initiatives as discussed above, $1.4m of higher performance-based compensation, and $0.4m of unfavourable foreign exchange fluctuations related to working capital denominated in currencies other than Canadian dollars and the Term Loan Facility, net of hedge impacts. The comparative quarter also benefited from the $3.0m release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction and $2.7m of government payroll subsidies which did not recur.

Canada Goose Holdings Inc.	Page 14 of 49

Depreciation and amortization
Depreciation and amortization was $22.4m for the second quarter ended September 26, 2021 compared to $16.7m for the second quarter ended September 27, 2020, an increase of $5.7m or 34.1%. Of the increase, $4.4m was driven by continued retail store expansion. Depreciation expense on right-of-use assets of $0.8m and $nil were related to pre-store opening costs and COVID-19 related temporary store closures costs, respectively, in the second quarter ended September 26, 2021 compared to $1.4m and $0.2m of pre-store opening costs and COVID-19 related temporary store closures, respectively, in the second quarter ended September 27, 2020.

	Second quarter ended
	September 26, 2021	September 27, 2020
CAD $ millions	Reported	Reported	$ Change	% Change
DTC	17.0	12.6	(4.4)	(34.9)%
Wholesale	0.8	0.9	0.1	11.1%
Other	4.6	3.2	(1.4)	(43.8)%
Total depreciation and amortization	22.4	16.7	(5.7)	(34.1)%
Operating Income and Margin
Operating income and operating margin were $11.3m and 4.9% for the second quarter ended September 26, 2021 compared to operating income of $15.1m and 7.8% for the second quarter ended September 27, 2020. The decrease in operating income of $3.8m or 25.2% was attributable to higher operating costs, partially offset by higher gross profit.

	Second quarter ended
	September 26, 2021		September 27, 2020
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	% Change
DTC	21.0	25.2%	7.1	15.4%	13.9	195.8%
Wholesale	58.4	39.5%	44.9	37.9%	13.5	30.1%
Other	(68.1)		(36.9)		(31.2)	(84.6)%
Total operating income	11.3	4.9%	15.1	7.8%	(3.8)	(25.2)%
DTC
DTC segment operating income was $21.0m for the second quarter ended September 26, 2021 compared to $7.1m for the second quarter ended September 27, 2020. The increase in operating income of $13.9m or 195.8% and operating margin of 9.8% were attributable to improved sales volumes from reduced COVID-19 impacts globally. This was partially offset by higher operating and personnel costs due to incremental new stores and increased overall store activity relative to the comparative quarter. Pre-store opening costs and COVID-19 related temporary store closure costs of $1.2m and less than $0.1m, respectively, were recognized in

Canada Goose Holdings Inc.	Page 15 of 49

the second quarter ended September 26, 2021 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $2.8m and $0.4m, respectively, in the comparative quarter.
Wholesale
Wholesale segment operating income was $58.4m for the second quarter ended September 26, 2021 compared to $44.9m for the second quarter ended September 27, 2020. The increase in operating income of $13.5m or 30.1% and operating margin of 1.6% were attributable to a higher segment revenue and gross profit, partially offset by higher SG&A expenses as discussed above.
Other
Other segment operating loss was $(68.1)m for the second quarter ended September 26, 2021 compared to $(36.9)m for the second quarter ended September 27, 2020. The increase in operating loss of $31.2m or 84.6% was attributable to $28.1m of higher SG&A expenses as discussed above.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $7.9m for the second quarter ended September 26, 2021 compared to $6.0m for the second quarter ended September 27, 2020. The increase of $1.9m or 31.7% was driven by higher interest charges of $2.5m on the Term Loan Facility due to higher gross borrowings from the comparative quarter and a higher average interest rate. The increase was partially offset by lower borrowings under the Revolving Facility of $nil for the second quarter ended September 26, 2021 compared to $224.9m for the second quarter ended September 27, 2020.
Income Taxes
Income tax recovery was $5.6m for the second quarter ended September 26, 2021 compared to income tax recovery of $1.3m for the second quarter ended September 27, 2020. For the second quarter ended September 26, 2021, the effective and statutory tax rates were (164.7)% and 25.4%, respectively, compared to (14.3)% and 25.5% for the second quarter ended September 27, 2020, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Income
Net income for the second quarter ended September 26, 2021 was $9.0m compared to $10.4m for the second quarter ended September 27, 2020, driven by the factors described above.

Canada Goose Holdings Inc.	Page 16 of 49

For the two quarters ended September 26, 2021 compared to the two quarters ended September 27, 2020
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Two quarters ended		$ Change	% Change
	September 26, 2021	September 27, 2020
Statement of Operations data:
Revenue	289.2	220.9	68.3	30.9%
Cost of sales	123.5	121.9	(1.6)	(1.3)%
Gross profit	165.7	99.0	66.7	67.4%
Gross margin	57.3%	44.8%		1,250 bps
SG&A expenses	172.9	111.0	(61.9)	(55.8)%
SG&A expenses as % of revenue	59.8%	50.2%		(960) bps
Depreciation and amortization	42.2	32.2	(10.0)	(31.1)%
Operating loss	(49.4)	(44.2)	(5.2)	(11.8)%
Operating margin	(17.1)%	(20.0)%		290 bps
Net interest, finance and other costs	24.4	12.7	(11.7)	(92.1)%
Loss before income taxes	(73.8)	(56.9)	(16.9)	(29.7)%
Income tax recovery	(26.1)	(17.2)	8.9	51.7%
Effective tax rate	35.4%	30.2%		520 bps
Net loss	(47.7)	(39.7)	(8.0)	(20.2)%
Other comprehensive (loss) income	(1.4)	4.1	(5.5)	(134.1)%
Comprehensive loss	(49.1)	(35.6)	(13.5)	(37.9)%
Loss per share
Basic	$(0.43)	$(0.36)	(0.07)	(19.4)%
Diluted	$(0.43)	$(0.36)	(0.07)	(19.4)%
Weighted average number of shares outstanding
Basic	110,122,185	110,104,158
Diluted	110,122,185	110,104,158
Non-IFRS Financial Measures:(1)
EBIT	(49.4)	(44.2)	(5.2)	(11.8)%
Adjusted EBIT	(44.1)	(30.8)	(13.3)	(43.2)%
Adjusted EBIT margin	(15.2)%	(13.9)%		(130) bps
Adjusted net loss	(36.8)	(26.9)	(9.9)	(36.8)%
Adjusted net loss per basic and diluted share	$(0.33)	$(0.24)	(0.09)	(37.5)%
(1) See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Canada Goose Holdings Inc.	Page 17 of 49

Revenue
Revenue for the two quarters ended September 26, 2021 increased by $68.3m or 30.9% to $289.2m from $220.9m for the two quarters ended September 27, 2020. Excluding $35.8m of temporary PPE sales in the comparative period, revenue increased by $104.1m or 56.2%. On a constant currency(1) basis, revenue increased by 32.4% for the two quarters ended September 26, 2021 compared to the two quarters ended September 27, 2020. Revenue generated from our DTC channel represented 38.9% of total revenue for the two quarters ended September 26, 2021 compared to 25.6% for the two quarters ended September 27, 2020.

	Two quarters ended		$ Change			% Change
CAD $ millions	September 26, 2021	September 27, 2020	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
DTC	112.6	56.6	56.0	1.0	57.0	98.9%	100.7%
Wholesale	173.7	127.2	46.5	2.3	48.8	36.6%	38.4%
Other	2.9	37.1	(34.2)	—	(34.2)	(92.2)%	(92.2)%
Total revenue	289.2	220.9	68.3	3.3	71.6	30.9%	32.4%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment for the two quarters ended September 26, 2021 was $112.6m compared to $56.6m for the two quarters ended September 27, 2020. The increase of $56.0m or 98.9% was attributable higher revenue from existing store sales complemented by e-Commerce growth of 47.0% across all major markets, and new retail expansion since the second quarter of fiscal 2021. Revenue from our retail stores was positively impacted by reduced but nevertheless continuing COVID-19 disruptions from the comparative period, including reduced partial store closures, higher retail traffic, increased store operating hours and increased occupancy limits.
Wholesale
Revenue from our Wholesale segment for the two quarters ended September 26, 2021 was $173.7m compared to $127.2m for the two quarters ended September 27, 2020. The increase of $46.5m or 36.6% was attributable to higher volume and the timing of shipments to our wholesale partners. In the comparative period, due to the impact of COVID-19, there was a significant delay in the timing of shipments to partner operations globally.
Other
Revenue from our Other segment for the two quarters ended September 26, 2021 was $2.9m compared to $37.1m for the two quarters ended September 27, 2020. The decrease of $34.2m or 92.2% was mainly attributable to $35.8m of PPE sales in the comparative period, which were temporarily manufactured in support of COVID-19 response efforts.

Canada Goose Holdings Inc.	Page 18 of 49

Revenue by geography

	Two quarters ended		$ Change			% Change
CAD $ millions	September 26, 2021	September 27, 2020	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(2)
Canada	60.5	77.9	(17.4)	—	(17.4)	(22.3)%	(22.3)%
United States	68.5	40.3	28.2	2.2	30.4	70.0%	75.4%
Asia Pacific	80.9	51.5	29.4	—	29.4	57.1%	57.1%
EMEA(1)	79.3	51.2	28.1	1.1	29.2	54.9%	57.0%
Total revenue	289.2	220.9	68.3	3.3	71.6	30.9%	32.4%
(1)EMEA comprises Europe, the Middle East, Africa, and Latin America.
(2)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
Revenue increased in the United States, APAC, and EMEA during the two quarters ended September 26, 2021 compared to the comparative period resulting from an increase in both DTC and Wholesale revenue. Revenue in Canada grew by 43.7% excluding the $35.8m of PPE sales made in the comparative period. Including PPE, revenue in Canada decreased by 22.3%. The increase in revenue in all regions was attributable to higher revenues from existing retail stores, e-Commerce growth in all major markets and the retail store expansion specifically in Mainland China and Europe.
Gross Profit
Gross profit and gross margin for the two quarters ended September 26, 2021 were $165.7m and 57.3%, respectively, compared to $99.0m and 44.8%, respectively, for the two quarters ended September 27, 2020. The increase in gross profit of $66.7m was attributable to higher revenue as noted above. Gross profit in the comparative period included the impact of $35.8m of non-recurring PPE sales, $9.1m of COVID-19 related government payroll subsidies, $4.3m of manufacturing overhead costs during a period when production ceased due to COVID-19, and the $1.7m benefit of a one-time duty recovery in the DTC segment. Excluding the impact of these items, gross margin was 50.4% in the comparative period. Gross margin in the current period was favourably impacted by an increased proportion of DTC revenue from the comparative quarter, a lower proportion of sales to international distributors, and incremental benefits from pricing, which were partially offset by unfavourable impacts from product mix due to higher sales in non-parka categories.

Canada Goose Holdings Inc.	Page 19 of 49

	Two quarters ended
	September 26, 2021		September 27, 2020
CAD $ millions	Gross profit	Gross margin	Gross profit (loss)	Gross margin	$ Change	% Change
DTC	82.7	73.4%	44.1	77.9%	38.6	87.5%
Wholesale	82.2	47.3%	57.9	45.5%	24.3	42.0%
Other	0.8	27.6%	(3.0)	(8.1)%	3.8	126.7%
Total gross profit	165.7	57.3%	99.0	44.8%	66.7	67.4%
DTC
Gross profit in our DTC segment was $82.7m for the two quarters ended September 26, 2021 compared to $44.1m for the two quarters ended September 27, 2020. The increase of $38.6m in gross profit was attributable to higher revenues. The gross margin was 73.4% for the two quarters ended September 26, 2021, a decrease of 4.5% compared to 77.9% in the comparative period. The gross margin in the prior year benefited from an allocation of COVID-19 related government payroll subsidies (-350 bps) and a duty recovery of $1.7m relating to China shipments (-150 bps). During the two quarters ended September 26, 2021, gross margin was favourably impacted by channel mix due to higher sales volumes from retail stores (+240 bps) and incremental benefits from pricing (+80 bps), which were partially offset by higher duty costs (-110 bps) and the increase in sales volumes in non-parka categories, typically with lower margins (-100 bps).
Wholesale
Gross profit in our Wholesale segment was $82.2m for the two quarters ended September 26, 2021 compared to $57.9m for the two quarters ended September 27, 2020. The increase in gross profit of $24.3m was attributable to higher revenues. The gross margin was 47.3% for the two quarters ended September 26, 2021, an increase of 1.8% compared to 45.5% in the comparative period. The gross margin in the prior year benefited from an allocation of COVID-19 related government payroll subsidies (-550 bps). During the two quarters ended September 26, 2021, the increase in gross margin was driven by a higher proportion of sales to our wholesale partners compared to international distributors (+620 bps), incremental benefits from pricing (+250 bps), and reduced production costs related to COVID-19 protocols (+100 bps), which were partially offset by unfavourable impacts from product mix due to higher sales in non-parka categories (-220 bps).
Other
Gross profit in our Other segment was $0.8m for the two quarters ended September 26, 2021 compared to gross loss of $(3.0)m for the two quarters ended September 27, 2020, an increase of $3.8m or 126.7%. In response to COVID-19, the Company sold $35.8m of PPE with a gross profit and gross margin of $nil and 0%, respectively, in the comparative period. Gross profit and gross margin were affected by $4.3m (-1,160 bps) in overhead costs resulting from the temporary closure of our manufacturing facilities due to COVID-19 in the comparative period.

Canada Goose Holdings Inc.	Page 20 of 49

SG&A Expenses
SG&A expenses were $172.9m for the two quarters ended September 26, 2021 compared to $111.0m for the two quarters ended September 27, 2020. The increase in SG&A expenses of $61.9m or 55.8% was attributable to $15.7m of incremental investment in marketing to assist with brand awareness and support our growth through our digital sales channels around the world ahead of peak season, $6.4m in strategic initiatives, including digital capabilities and the launch of Canada Goose footwear, $8.6m in higher costs related to the retail store network expansion and the reopening of existing retail stores, and $4.9m of unfavourable foreign exchange fluctuations related to working capital and the Term Loan Facility, net of hedge impacts. The comparative period also benefited from the $3.0m release of a non-cash sales contract provision discussed above and $11.2m in COVID-19 related government payroll subsidies which did not recur.

	Two quarters ended
	September 26, 2021		September 27, 2020
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	38.6	34.3%	25.4	44.9%	(13.2)	(52.0)%
Wholesale	21.8	12.6%	18.4	14.5%	(3.4)	(18.5)%
Other	112.5		67.2		(45.3)	(67.4)%
Total SG&A expenses	172.9	59.8%	111.0	50.2%	(61.9)	(55.8)%
DTC
SG&A expenses in our DTC segment for the two quarters ended September 26, 2021 were $38.6m, or 34.3% of segment revenue, compared to $25.4m, or 44.9% of segment revenue, for the two quarters ended September 27, 2020, an increase of $13.2m, or 52.0%. The increase of $13.2m or 52.0% was attributable to $4.6m of higher personnel costs, $4.0m of higher operating costs due to incremental new stores and the reopening of existing retail stores, and $0.3m of incremental warranty costs due to higher sales volumes relative to the comparative period. Additionally there were $1.3m of higher costs related to e-Commerce volumes and to support our e-Commerce platform. The comparative period also benefited from $2.0m of COVID-19 related government payroll subsidies which did not recur. Pre-store opening costs and COVID-19 related temporary store closure costs of $0.7m and less than $0.1m, respectively, were recognized in the two quarters ended September 26, 2021 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $1.7m and $1.9m, respectively, in the comparative quarter.
Wholesale
SG&A expenses in our Wholesale segment were $21.8m for the two quarters ended September 26, 2021 compared to $18.4m for the two quarters ended September 27, 2020. The increase of $3.4m or 18.5% was attributable to $1.1m of higher freight costs driven by incremental volume and $0.5m of incremental warranty costs due to higher sales volumes in the current period. The comparative period also benefited from $1.4m of COVID-19 related government payroll subsidies which did not recur.

Canada Goose Holdings Inc.	Page 21 of 49

Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $112.5m for the two quarters ended September 26, 2021 compared to $67.2m for the two quarters ended September 27, 2020. The increase of $45.3m or 67.4% was attributable to $15.7m of incremental investment in marketing and $6.4m in strategic initiatives as discussed above, $4.5m of higher performance-based compensation, and $4.1m of unfavourable foreign exchange fluctuations related to working capital denominated in currencies other than Canadian dollars and the Term Loan Facility, net of hedge impacts. The comparable period also benefited from the $3.0m release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction and $7.8m of government payroll subsidies which did not recur.
Depreciation and amortization
Depreciation and amortization was $42.2m for the two quarters ended September 26, 2021 compared to $32.2m for the two quarters ended September 27, 2020, an increase of $10.0m or 31.1%. Of this increase, $8.4m was driven by continued retail expansion. Depreciation expense on right-of-use assets of $1.4m and $0.2m was related to pre-store opening costs and COVID-19 related temporary store closures, respectively, in the two quarters ended September 26, 2021 compared to $2.0m and $4.0m of pre-store opening costs and COVID-19 related temporary store closures, respectively, in the two quarters ended September 27, 2020.

	Two quarters ended
	September 26, 2021	September 27, 2020
CAD $ millions	Reported	Reported	$ Change	% Change
DTC	32.2	23.8	(8.4)	(35.3)%
Wholesale	1.8	1.8	—	—%
Other	8.2	6.6	(1.6)	(24.2)%
Total depreciation and amortization	42.2	32.2	(10.0)	(31.1)%

Canada Goose Holdings Inc.	Page 22 of 49

Operating Income (Loss) and Margin
Operating loss and operating margin were $(49.4)m and (17.1)% for the two quarters ended September 26, 2021 compared to operating loss and operating margin of $(44.2)m and (20.0)% for the two quarters ended September 27, 2020. The increase in operating loss of $5.2m or 11.8% was attributable to higher operating costs, partially offset by higher gross profit.

	Two quarters ended
	September 26, 2021		September 27, 2020
CAD $ millions	Operating income (loss)	Operating margin	Operating (loss) income	Operating margin	$ Change	% Change
DTC	11.9	10.6%	(5.1)	(9.0)%	17.0	333.3%
Wholesale	58.6	33.7%	37.7	29.6%	20.9	55.4%
Other	(119.9)		(76.8)		(43.1)	(56.1)%
Total operating loss	(49.4)	(17.1)%	(44.2)	(20.0)%	(5.2)	(11.8)%
DTC
DTC segment operating income was $11.9m for the two quarters ended September 26, 2021 compared to operating loss of $(5.1)m for the two quarters ended September 27, 2020. The increase in operating income of $17.0m and operating margin of 19.6% were attributable to improved sales volumes from reduced COVID-19 impacts globally. This was partially offset by higher personnel and operating costs, as well as increased depreciation and amortization due to incremental new stores and increased overall store activity relative to the comparative period. Pre-store opening costs and COVID-19 related temporary store closure costs of $2.1m and $0.2m, respectively, were recognized in the two quarters ended September 26, 2021 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $3.7m and $5.9m, respectively, in the comparative period.
Wholesale
Wholesale segment operating income was $58.6m for the two quarters ended September 26, 2021 compared to operating income of $37.7m for the two quarters ended September 27, 2020. The increase in operating income of $20.9m or 55.4% was attributable to a higher segment revenue and gross profit, partially offset by higher SG&A expenses as discussed above.
Other
Other segment operating loss was $(119.9)m for the two quarters ended September 26, 2021 compared to $(76.8)m for the two quarters ended September 27, 2020. The increase in operating loss of $43.1m or 56.1% was attributable to $45.3m of higher SG&A expenses as discussed above, partially offset by $4.3m of overhead costs resulting from the temporary closure of our manufacturing facilities due to COVID-19 in the comparative period.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $24.4m for the two quarters ended September 26, 2021 compared to $12.7m for the two quarters ended September 27, 2020. The increase of $11.7m or 92.1% was driven by the acceleration of unamortized costs of $9.5m in connection

Canada Goose Holdings Inc.	Page 23 of 49

with the Repricing Amendment (as defined below) on the Term Loan Facility and higher interest charges of $5.0m on the Term Loan Facility due to higher gross borrowings from the comparative period and a higher average interest rate, partially offset by corporate restructuring costs of $1.7m incurred in the comparative period and lower borrowings under the Revolving Facility.
Income Taxes
Income tax recovery was $26.1m for the two quarters ended September 26, 2021 compared to an income tax recovery of $17.2m for the two quarters ended September 27, 2020. For the two quarters ended September 26, 2021, the effective and statutory tax rates were 35.4% and 25.4%, respectively, compared to 30.2% and 25.5% for the two quarters ended September 27, 2020, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Loss
Net loss for the two quarters ended September 26, 2021 was $(47.7)m compared to $(39.7)m for the two quarters ended September 27, 2020, driven by the factors described above.

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Quarterly Financial Information
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

	Fiscal 2022		Fiscal 2021				Fiscal 2020
CAD $ millions (except per share data)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Revenue
DTC	83.2	29.4	172.2	299.4	46.2	10.4	114.2	301.8
Wholesale	147.9	25.8	33.3	160.8	118.5	8.7	25.0	145.3
Other	1.8	1.1	3.3	13.8	30.1	7.0	1.7	5.0
Total	232.9	56.3	208.8	474.0	194.8	26.1	140.9	452.1
% of fiscal year revenue	—%	—%	23.1%	52.5%	21.6%	2.9%	14.7%	47.2%
Net income (loss)	9.0	(56.7)	2.9	107.0	10.4	(50.1)	2.5	118.0
Earnings (loss) per share
Basic	$0.08	$(0.51)	$0.03	$0.97	$0.09	$(0.46)	$0.02	$1.08
Diluted	$0.08	$(0.51)	$0.03	$0.96	$0.09	$(0.46)	$0.02	$1.07
Adjusted EBIT(1)	16.1	(60.2)	5.4	157.9	15.7	(46.5)	(9.7)	163.8
Adjusted net income (loss) per diluted share(1)	$0.12	$(0.45)	$0.01	$1.01	$0.10	$(0.35)	$(0.12)	$1.08
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and reduced in the fourth quarter as we invest ahead of our peak season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•the COVID-19 pandemic beginning in the fourth quarter of fiscal 2020;
•timing of store openings;
•launch and expansion of international e-Commerce sites;
•timing and extent of SG&A, including demand generation activities;
•increased manufacturing flexibility through a shift to in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;
•successful execution of global pricing strategy;
•shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;
•shift in geographic mix of sales to increase sales outside of Canada;

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•fluctuation of foreign currencies relative to the Canadian dollar;
•political disruptions in Hong Kong beginning in June 2019;
•protests in many North American cities beginning in the first quarter of fiscal 2021; and
•PPE production beginning in the first quarter through to the third quarter of fiscal 2021.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•costs incurred and relief received from government programs as a result of the COVID-19 pandemic beginning in the fourth quarter of fiscal 2020;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in negative and reduced net income in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•the nature and timing of transaction costs in connection with secondary offerings of shares, the Baffin acquisition, and amendments to long-term debt agreements; and
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions.
NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS financial measures in this document and other documents, including EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, adjusted EBITDA, adjusted net income (loss), adjusted net income (loss) per basic and diluted share, constant currency revenue, net debt, net debt leverage, net working capital, net working capital turnover, and free operating cash flow. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

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	Second quarter ended		Two quarters ended
CAD $ millions (except per share data)	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
EBIT	11.3	15.1	(49.4)	(44.2)
Adjusted EBIT	16.1	15.7	(44.1)	(30.8)
Adjusted EBIT margin	6.9%	8.1%	(15.2)%	(13.9)%
EBITDA	37.1	33.6	(0.1)	(6.9)
Adjusted EBITDA	41.1	32.6	3.6	0.5
Adjusted net income (loss)	13.2	11.5	(36.8)	(26.9)
Adjusted net income (loss) per basic share	$0.12	$0.10	$(0.33)	$(0.24)
Adjusted net income (loss) per diluted share	$0.12	$0.10	$(0.33)	$(0.24)
Free operating cash flow	(48.1)	(26.3)	(219.8)	(109.5)

CAD $ millions	September 26, 2021	September 27, 2020	March 28, 2021
Net debt	(582.0)	(498.6)	(154.2)
Net working capital	356.7	385.2	202.1
EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, adjusted EBITDA, adjusted net income (loss), and adjusted net income (loss) per basic and diluted share
These non-IFRS measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, including the COVID-19 pandemic, that we believe are not reflective of our ongoing operations and that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
For the two quarters ended September 26, 2021 and for the two quarters ended September 27, 2020, we believe that identifying certain costs directly resulting from the impact of the COVID-19 pandemic and excluding these amounts from our calculation of the non-IFRS measures described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. During the two quarters ended September 26, 2021, these primarily comprised of temporary store closure costs including depreciation and interest expenses. These were partially offset by rent concessions recognized during the period.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See the Revenue section of

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the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as total indebtedness, net of cash, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures to determine the Company’s financial leverage and ability to meet its debt obligations. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Net working capital and net working capital turnover
We define net working capital as current assets, net of cash, minus current liabilities, excluding the short-term borrowings and current portion of lease liabilities. Net working capital turnover is the ratio of average net working capital to revenue, by averaging net working capital for each quarter. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.
Free operating cash flow
We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities and as an indicator of operational financial performance. See “Cash Flows” below for a table providing the free operating cash flow balance for the quarter.

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The tables below reconcile net income (loss) to EBIT, adjusted EBIT, EBITDA, adjusted EBITDA, and adjusted net income (loss) for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Second quarter ended		Two quarters ended
CAD $ millions	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
Net income (loss)	9.0	10.4	(47.7)	(39.7)
Add (deduct) the impact of:
Income tax recovery	(5.6)	(1.3)	(26.1)	(17.2)
Net interest, finance and other costs	7.9	6.0	24.4	12.7
EBIT	11.3	15.1	(49.4)	(44.2)
Unrealized foreign exchange loss (gain) on Term Loan Facility (a)	3.0	(0.9)	2.1	(1.0)
Share-based compensation (b)	—	0.1	0.1	0.2
Net temporary store closure costs (c)	—	0.3	0.2	5.8
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	—	—	4.3
Pre-store opening costs (d)	1.2	2.8	2.1	3.7
Transition of logistics agencies (g)	0.1	0.7	0.1	2.2
Costs of the Baffin acquisition (h)	—	0.5	—	0.9
Non-cash provision release (i)	—	(3.0)	—	(3.0)
Other (k)	0.5	0.1	0.7	0.3
Total adjustments	4.8	0.6	5.3	13.4
Adjusted EBIT	16.1	15.7	(44.1)	(30.8)
Adjusted EBIT margin	6.9%	8.1%	(15.2)%	(13.9)%

Add the impact of:
Depreciation and amortization(1)	25.8	18.5	49.3	37.3
EBITDA(2)	37.1	33.6	(0.1)	(6.9)
Adjusted EBITDA(3)	41.1	32.6	3.6	0.5
(1)Depreciation and amortization include depreciation on right-of-use assets under IFRS 16, Leases.
(2)EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We reported earnings before interest, taxes, depreciation and amortization, and rent expense (“EBITDAR”) in prior periods. EBITDAR has been replaced with EBITDA given the rent component used in the calculation of EBITDAR is not meaningful.

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(3)Adjusted EBITDA is calculated as EBITDA, adjusted for items (a) to (i) but excluding $nil and $0.2m of net temporary store closure costs in (c), and $0.8m and $1.4m of pre-store opening costs in (d), for the second and two quarters ended September 26, 2021, respectively, compared to the exclusion of net temporary store closure costs of $0.2m and $4.0m and pre-store opening costs of $1.4m and $2.0m for the second and two quarters ended September 27, 2020, respectively.

	Second quarter ended		Two quarters ended
CAD $ millions	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
Net income (loss)	9.0	10.4	(47.7)	(39.7)
Add (deduct) the impact of:
Unrealized foreign exchange loss (gain) on Term Loan Facility (a)	3.0	(0.9)	2.1	(1.0)
Share-based compensation (b)	—	0.1	0.1	0.2
Net temporary store closure costs (c) (e)	—	0.4	0.2	7.1
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	—	—	4.3
Pre-store opening costs (d) (f)	1.4	3.1	2.4	4.2
Transition of logistics agencies (g)	0.1	0.7	0.1	2.2
Costs of the Baffin acquisition (h)	—	0.5	—	0.9
Non-cash provision release (i)	—	(3.0)	—	(3.0)
Acceleration of unamortized costs on Term Loan Facility Repricing (j)	—	—	9.5	—
Restructuring expense (c)	—	0.1	—	1.7
Other (k)	0.5	0.1	0.7	0.3
Total adjustments	5.0	1.1	15.1	16.9
Tax effect of adjustments	(0.8)	—	(4.2)	(4.1)
Adjusted net income (loss)	13.2	11.5	(36.8)	(26.9)
(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of less than $0.1m and $0.1m in the second and two quarters ended September 26, 2021, respectively, (second and two quarters ended September 27, 2020 - less than $0.1m and $0.1m, respectively) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of less than $0.1m and $0.2m were incurred in the second and two quarters ended September 26, 2021, respectively. These were comprised of temporary store costs of less than $0.1m and $0.4m, partially offset by government subsidies of less than $0.1m and $0.2m in Europe in the second and two quarters ended September 26, 2021, respectively. Globally, government subsidies of $12.0m and $20.7m were recognized in the second and two quarters ended September 27, 2020, respectively.

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Government subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($7.8m and $9.1m), temporary store closure costs ($0.5m and $1.4m), and restructuring expense ($0.1m and $0.4m), for the second and two quarters ended September 27, 2020, respectively. The benefit of $11.4m and $17.6m of government subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the second and two quarters ended September 27, 2020, respectively.
(d)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(e)Includes less than $0.1m and less than $0.1m of interest expense on lease liabilities for temporary store closures for the second and two quarters ended September 26, 2021, respectively (second and two quarters ended September 27, 2020 - $0.1m and $1.3m, respectively).
(f)Pre-store opening costs incurred in (d) above plus $0.2m and $0.3m of interest expense on lease liabilities for new retail stores during pre-opening periods for the second and two quarters ended September 26, 2021, respectively (second and two quarters ended September 27, 2020 - $0.3m and $0.5m, respectively).
(g)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(h)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(i)Release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction in the second and two quarters ended September 27, 2020.
(j)Non-cash unamortized costs accelerated in connection with the Repricing Amendment on April 9, 2021.
(k)Includes costs for class action lawsuits and rent abatement received.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital(1) position as at September 26, 2021, September 27, 2020 and March 28, 2021.

CAD $ millions	September 26, 2021	September 27, 2020	$ Change	March 28, 2021	$ Change
Current assets	685.2	736.1	(50.9)	896.9	(211.7)
Deduct: Cash	(98.9)	(156.3)	57.4	(477.9)	379.0
Current assets, net of cash	586.3	579.8	6.5	419.0	167.3

Current liabilities	312.7	249.1	63.6	262.1	50.6
Deduct the impact of:
Short-term borrowings	(27.3)	(11.0)	(16.3)	—	(27.3)
Current portion of lease liabilities	(55.8)	(43.5)	(12.3)	(45.2)	(10.6)
Current liabilities, net of Short-term borrowings and lease liabilities	229.6	194.6	35.0	216.9	12.7

Net working capital(1)	356.7	385.2	(28.5)	202.1	154.6
(1)See “Non-IFRS Financial Measures” for a description of this measure.
As at September 26, 2021, we had $356.7m of net working capital compared to $385.2m of net working capital as at September 27, 2020. The $28.5m decrease, or 7.4%, was driven by an increase in accounts payable and accrued liabilities due to higher accrued expenses attributable to the expanded retail network. Net working capital turnover(1) was 27.9% in the quarter ended September 26, 2021.
As at September 26, 2021, we had $356.7m of net working capital compared to $202.1m of net working capital as at March 28, 2021.

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Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the second and two quarters ended September 26, 2021 compared to the second and two quarters ended September 27, 2020.

	Second quarter ended			Two quarters ended
CAD $ millions	September 26, 2021	September 27, 2020	$ Change	September 26, 2021	September 27, 2020	$ Change
Total cash (used in) provided by:
Operating activities	(26.7)	(13.5)	(13.2)	(181.2)	(83.3)	(97.9)
Investing activities	(11.7)	(4.0)	(7.7)	(19.0)	(8.8)	(10.2)
Financing activities	(169.3)	14.1	(183.4)	(172.7)	217.6	(390.3)
Effects of foreign currency exchange rate changes on cash	0.7	(0.4)	1.1	(6.1)	(0.9)	(5.2)
(Decrease) increase in cash	(207.0)	(3.8)	(203.2)	(379.0)	124.6	(503.6)
Cash, beginning of period	305.9	160.1	145.8	477.9	31.7	446.2
Cash, end of period	98.9	156.3	(57.4)	98.9	156.3	(57.4)

Free operating cash flow(1)	(48.1)	(26.3)	(21.8)	(219.8)	(109.5)	(110.3)
(1)See “Non-IFRS Financial Measures” for a description of this measure.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China Facilities, the Revolving Facility, and the Trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
Cash flows used in operating activities
Cash flows used in operating activities were $26.7m for the second quarter ended September 26, 2021 compared to $13.5m for the second quarter ended September 27, 2020. The increase in cash used in operating activities of $13.2m was driven by $24.4m of increased inventory production as our manufacturing facilities had limited production in the comparative quarter, partially offset by $9.1m of lower settlements of trade payables.

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Cash flows used in operating activities were $181.2m for the two quarters ended September 26, 2021 compared to $83.3m for the two quarters ended September 27, 2020. The expected increase in cash used in operating activities of $97.9m was driven by $71.0m of increased inventory production as our manufacturing facilities exclusively produced PPE in the comparative period and $22.6m of higher settlements of trade payables.
Cash flows used in investing activities
Cash flows used in investing activities were $11.7m for the second quarter ended September 26, 2021 compared to cash flows used in investing activities of $4.0m for the second quarter ended September 27, 2020. The increase in cash flows used in investing activities of $7.7m was due to the investment program behind our strategic initiatives, including higher costs incurred for retail store construction driven by the timing of store openings.
Cash flows used in investing activities were $19.0m for the two quarters ended September 26, 2021 compared to cash flows used in investing activities of $8.8m for the two quarters ended September 27, 2020. The increase in cash flows used in investing activities of $10.2m was due to the investment program behind our strategic initiatives as described above.
Cash flows (used in) from financing activities
Cash flows used in financing activities were $169.3m for the second quarter ended September 26, 2021 compared to cash flows from financing activities of $14.1m for the second quarter ended September 27, 2020. The increase in cash flows used in financing activities of $183.4m was driven by $176.9m and $2.7m of payments for the purchase of subordinate voting shares that were cancelled and held for cancellation, respectively, related to the normal course issuer bid (“NCIB”) that was initiated during the second quarter ended September 26, 2021. Refer to the “Normal course issuer bid” section of this MD&A for additional details.
Cash flows used in financing activities were $172.7m for the two quarters ended September 26, 2021 compared to cash flows from financing activities of $217.6m for the two quarters ended September 27, 2020. The increase in cash flows used in financing activities of $390.3m was driven by $221.3m of higher borrowings on the Revolving Facility in the comparative period and the payments for the purchase of subordinate voting shares related to the NCIB as described above.

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Free operating cash flow(1)
The table below reconciles the cash flows used in operating and investing activities, and principal payments on lease liabilities to free operating cash flow.

	Second quarter ended			Two quarters ended
CAD $ millions	September 26, 2021	September 27, 2020	$ Change	September 26, 2021	September 27, 2020	$ Change
Total cash used in:
Operating activities	(26.7)	(13.5)	(13.2)	(181.2)	(83.3)	(97.9)
Investing activities	(11.7)	(4.0)	(7.7)	(19.0)	(8.8)	(10.2)

Deduct the impact of:
Principal payments on lease liabilities	(9.7)	(8.8)	(0.9)	(19.6)	(17.4)	(2.2)
Free operating cash flow(1)	(48.1)	(26.3)	(21.8)	(219.8)	(109.5)	(110.3)
(1)See “Non-IFRS Financial Measures” for a description of this measure.
Free operating cash flows used in the second quarter ended September 26, 2021 decreased to $(48.1)m from $(26.3)m for the second quarter ended September 27, 2020 due to higher cash flows used in operating and investing activities as described above and higher principal paid on lease liabilities.
Free operating cash flows used in the two quarters ended September 26, 2021 decreased to $(219.8)m from $(109.5)m for the two quarters ended September 27, 2020 due to higher cash flows used in operating and investing activities as described above and higher principal paid on lease liabilities.
Indebtedness
The following table presents our net debt(1) as at September 26, 2021, September 27, 2020, and March 28, 2021.

CAD $ millions	September 26, 2021	September 27, 2020	$ Change	March 28, 2021	$ Change
Cash	98.9	156.3	(57.4)	477.9	(379.0)
Mainland China Facilities	(23.5)	(11.0)	(12.5)	—	(23.5)
Revolving Facility	—	(224.9)	224.9	—	—
Term Loan Facility	(377.6)	(152.3)	(225.3)	(377.3)	(0.3)
Lease liabilities	(279.8)	(266.7)	(13.1)	(254.8)	(25.0)
Net debt(1)	(582.0)	(498.6)	(83.4)	(154.2)	(427.8)
(1)See “Non-IFRS Financial Measures” for a description of this measure.
As at September 26, 2021, net debt was $582.0m compared to $498.6m as at September 27, 2020. The increase of $83.4m was driven by a lower cash position of $57.4m and an increase of $13.1m in lease liabilities. The Revolving Facility balance from the comparative quarter of $224.9m was replaced with increased borrowings on the Term Loan Facility of $225.3m due to the Refinancing Amendment. Net debt leverage(1) as at September 26, 2021 was 2.7 times adjusted EBITDA.

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Net debt as at September 26, 2021 was $582.0m compared to $154.2m as at March 28, 2021. The increase in net debt of $427.8m was driven by the consumption of cash of $379.0m, which includes the purchase of subordinate voting shares for total cash consideration of $179.6m, in the two quarters ended September 26, 2021.
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based credit facility (“Revolving Facility”) consisting of a revolving credit facility in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on June 3, 2024. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes.
As at September 26, 2021, the Company had repaid all amounts owing on the Revolving Facility (September 27, 2020 - $224.9m and March 28, 2021 - $nil) and related deferred financing charges in the amounts of $1.1m (September 27, 2020 - $1.9m and March 28, 2021 - $1.7m) were included in other long-term liabilities. As at and during the two quarters ended September 26, 2021, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $328.6m as at September 26, 2021 (September 27, 2020 - $101.8m, March 28, 2021 - $181.2m).
The Company had a first-in, last-out facility included in the Revolving Facility in the amount of $50.0m which matured on May 25, 2021. No amounts were outstanding at the time of maturity and the first-in, last-out facility has not been renewed. As the facility was not renewed, deferred financing costs of $0.4m were written off to the statement of income (loss).
As at September 26, 2021, the Company had letters of credit outstanding under the Revolving Facility of $5.8m (September 27, 2020 - $5.7m, March 28, 2021 - $5.0m).
Term Loan Facility
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the Revolving Facility. As a result of the Refinancing Amendment which took place on October 7, 2020, the aggregate principal amount owing increased to US$300.0m from US$113.8m.

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On April 9, 2021, the Company entered into an agreement with its lenders to reprice its term loan, referred to as the Repricing Amendment and Fifth Amendment to Credit Agreement ("Repricing Amendment"). The Repricing Amendment decreases the interest to a rate of LIBOR plus an applicable margin of 3.50% from LIBOR plus an applicable margin of 4.25%, payable quarterly in arrears. The Company elected to account for the Repricing Amendment as a debt extinguishment and re-borrowing of the loan amount. As a result, the acceleration of unamortized costs of $9.5m was included in net interest, finance and other costs in the statement of income (loss). In connection with the Repricing Amendment, the Company incurred transaction costs of $0.9m which are being amortized using the effective interest rate method over the new term to maturity.
As a result of the Repricing Amendment, there were no changes to the following terms from the existing Term Loan Facility: a) the aggregate principal amount of US$300.0m; b) the maturity date of October 7, 2027; c) LIBOR may not be less than 0.75%, and d) US$0.75m on the principal amount is repayable quarterly. The Repricing Amendment had no impact on the existing derivative contracts entered into on October 30, 2020.
Voluntary prepayments of amounts owing under the Term Loan Facility may be made at any time without premium or penalty but once repaid may not be reborrowed. The Company began quarterly repayments of US$0.75m on the principal amount during the first quarter ended June 27, 2021. The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains financial and non-financial covenants, which could impact the Company’s ability to draw funds. As at and during the two quarters ended September 26, 2021, the Company was in compliance with all covenants.
As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at September 26, 2021, we had $377.6m (US$298.5m) aggregate principal amount outstanding under the Term Loan Facility (March 28, 2021 - $377.3m). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate. As at September 27, 2020, prior to the Refinancing Amendment, the aggregate principal amount owing was $152.3m.
Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities from different institutions in the aggregate amount of RMB 310.0m ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to loan prime rate of 1 year, plus 0.15% per annum, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at September 26, 2021, the Company had $23.5m owing on the Mainland China Facilities (September 27, 2020 - $11.0m, March 28, 2021 - $nil).
Short-term Borrowings
As at September 26, 2021, the Company has short-term borrowings in the amount of $27.3m. Short-term borrowings include $23.5m (September 27, 2020 - $11.0m, March 28, 2021 - $nil) owing on the Mainland China Facilities and $3.8m (September 27, 2020 - $nil, March 28, 2021 - $nil) for the quarterly principal repayments on the term loan. Short-term borrowings are all due within the next 12 months.

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Lease Liabilities
The Company had $279.8m (September 27, 2020 - $266.7m, March 28, 2021 - $254.8m) of lease liabilities as at September 26, 2021, of which $55.8m (September 27, 2020 - $43.5m, March 28, 2021 - $45.2m) are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Normal course issuer bid
The Company has initiated a NCIB in relation to its subordinate voting shares. The Company is authorized to make purchases under the NCIB from August 20, 2021 to August 19, 2022, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 5,943,239 subordinate voting shares, representing approximately 10.0% of the issued and outstanding subordinate voting shares as at August 6, 2021. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit. Under the NCIB, the Company will be allowed to purchase daily, through the facilities of the TSX, a maximum of 256,010 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on February 1, 2021 to July 31, 2021. Repurchased subordinate voting shares will be cancelled. A copy of the Company's notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting the Company. The Company believes that the purchase of its subordinate voting shares under the NCIB is an appropriate and desirable use of available excess cash.
Further, the Board of Directors has authorized the Company to initiate an automatic share purchase plan ("ASPP") under which a designated broker may purchase subordinate voting shares under the NCIB during the regularly scheduled quarterly trading blackout period. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the ASPP or upon the date of expiry of the NCIB.
During the two quarters ended September 26, 2021, the Company purchased 3,802,436 subordinate voting shares for cancellation for total cash consideration of $179.6m and a payable to the designated broker of $4.6m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $176.3m charged to retained earnings. Of the 3,802,436 subordinate voting shares purchased, 987,088 were purchased under the ASPP for total cash consideration of $42.1m.
A liability representing the maximum amount that the entity could be required to pay the designated broker under the ASPP was $3.3m as at September 26, 2021.The amount has been charged to contributed surplus. Subsequent to the quarter and as of the date hereof, the Company purchased an additional 62,700 subordinate voting shares for cancellation for total cash consideration of $3.0m under the ASPP. The ASPP has concluded as of the date hereof and the remaining liability to the designated broker is $nil.
Capital Management
The Company manages its capital and capital structure, with the objectives of safeguarding sufficient net working capital(1) over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of

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the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
(1)    See “Non-IFRS Financial Measures” for a description of these measures.
Contractual Obligations
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at September 26, 2021:

CAD $ millions	Q3 & Q4 2022	2023	2024	2025	2026	2027	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	195.2	—	—	—	—	—	—	195.2
Mainland China Facilities	23.5	—	—	—	—	—	—	23.5
Term Loan Facility	1.9	3.8	3.8	3.8	3.8	3.8	356.7	377.6
Interest commitments relating to borrowings(1)	9.0	16.0	16.0	16.0	16.0	16.0	8.0	97.0
Foreign exchange forward contracts	—	4.8	—	—	15.0	—	—	19.8
Lease obligations	32.1	63.9	53.2	47.7	36.2	29.3	51.1	313.5
Pension obligation	—	—	—	—	—	—	2.0	2.0
Total contractual obligations	261.7	88.5	73.0	67.5	71.0	49.1	417.8	1,028.6
(1)    Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facilities and the Term Loan Facility of 4.26% and 4.25%, respectively, as at September 26, 2021.
As at September 26, 2021, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, and deferred income tax liabilities. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. In Europe, the Company also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Refer to the “Credit risk” section of this MD&A for additional details on the Trade accounts receivable factoring program. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at September 26, 2021.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the

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issuing bank for amounts drawn on issued letters of guarantees. At September 26, 2021, the Company had $6.0m outstanding in connection to the letters of guarantee.
In addition, during the second quarter ended September 26, 2021, a subsidiary of the Company in Mainland China entered into letters of guarantee in the amount of $9.2m. Amounts will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Outstanding Share Capital
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at November 1, 2021, there were 55,862,376 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at November 1, 2021, there were 2,897,702 options and 228,047 restricted share units outstanding under the Company’s equity incentive plans, of which 1,003,885 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign currency risk, and interest rate risk.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at September 26, 2021, accounts receivable totaling approximately $52.9m (September 27, 2020 - $53.0m, March 28, 2021 - $5.7m) were insured. Complementary to third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice.

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For the two quarters ended September 26, 2021, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $7.8m which were derecognized from the Company's statement of financial position (two quarters ended September 27, 2020 - $6.2m). Fees of less than $0.1m were incurred during the two quarters ended September 26, 2021 (two quarters ended September 27, 2020 - less than $0.1m) and included in net interest, finance and other costs in the statement of income (loss). As at September 26, 2021, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $5.7m (September 27, 2020 - $5.8m, March 28, 2021 - $nil).
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollar are expected to increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.
The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk to fluctuations in the U.S. dollar, euro, British pound sterling, Swiss franc, Chinese yuan, Hong Kong dollar, and Swedish krona exchange rates for revenues and purchases. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. The operating hedge program for the fiscal year ending April 3, 2022 was initiated on December 18, 2020. During the second quarter ended September 26, 2021, the Company initiated the operating hedge program for the fiscal year ending April 2, 2023.

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The Company recognized the following unrealized losses and gains in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	Second quarter ended				Two quarters ended
	September 26, 2021		September 27, 2020		September 26, 2021		September 27, 2020
CAD $ millions	Net loss	Tax recovery	Net gain	Tax expense	Net loss	Tax recovery	Net gain	Tax expense
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(2.2)	0.7	0.8	(0.1)	(1.5)	0.5	3.1	(0.9)
The Company reclassified the following gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Second quarter ended		Two quarters ended
CAD $ millions	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
Gain from other comprehensive income	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	(0.1)	—	(0.1)	—
SG&A expenses	—	—	(0.1)	—
Inventory	—	—	(1.0)	—
For the second and two quarters ended September 26, 2021, an unrealized loss of $0.1m and an unrealized gain of $0.2m, respectively (second and two quarters ended September 27, 2020 - unrealized gains of $0.6m and $1.2m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the statement of income (loss).

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Foreign currency forward exchange contracts outstanding as at September 26, 2021 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	124.6	U.S. dollars
		€134.2	euros

Forward contract to sell Canadian dollars	US$	65.2	U.S. dollars
		€62.7	euros

Forward contract to purchase euros	CNY	657.4	Chinese yuan
		£62.9	British pounds sterling
	HKD	29.4	Hong Kong dollars
	SEK	4.8	Swedish kronor
	CHF	2.1	Swiss francs

Forward contract to sell euros	CHF	13.1	Swiss francs
	CNY	66.7	Chinese yuan
		£5.5	British pounds sterling
Foreign exchange risk on borrowings
Amounts available for borrowing under part of our Revolving Facility are denominated in U.S. dollars. As at September 26, 2021, there were no amounts owing under the Revolving Facility.
Amounts available for borrowing under the Term Loan Facility are denominated in U.S. dollars. Based on our outstanding balances of $377.6m (US$298.5m) under the Term Loan Facility as at September 26, 2021, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $3.0m solely as a result of that exchange rate fluctuation’s effect on the debt.
Amounts available for borrowing under the Mainland China Facilities are denominated in Chinese renminbi. Based on our outstanding balances of $23.5m (RMB120.3m) under the Mainland China Facilities as at September 26, 2021, a $0.01 depreciation in the value of the Canadian dollar compared to the Chinese renminbi would have resulted in a decrease in our pre-tax income of $1.2m solely as a result of that exchange rate fluctuation’s effect on the debt.

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The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan Facility denominated in U.S. dollars. The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the Term Loan Facility.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as hedging instruments in other comprehensive income:

	Second quarter ended				Two quarters ended
	September 26, 2021		September 27, 2020		September 26, 2021		September 27, 2020
CAD $ millions	Net gain	Tax expense	Net loss	Tax recovery	Net loss	Tax recovery	Net (loss) gain	Tax recovery (expense)
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	0.1	(0.1)	(1.9)	0.3	(0.4)	0.1	(4.0)	0.6
Euro-denominated cross-currency swap designated as a net investment hedge	—	—	(0.8)	0.1	—	—	0.8	(0.2)
The Company reclassified the following losses from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	Second quarter ended		Two quarters ended
CAD $ millions	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
Loss from other comprehensive income	$	$	$	$
Swaps designated as cash flow hedges	0.3	2.1	0.5	4.3
For the second and two quarters ended September 26, 2021, unrealized gains of $7.6m and $0.1m, respectively (second and two quarters ended September 27, 2020 - unrealized losses of $0.9m and $1.7m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the Term Loan Facility were recognized in SG&A expenses in the statement of income (loss).
Interest rate risk
We are exposed to interest rate risk related to the effect of interest rate changes on borrowings outstanding under the Revolving Facility, the Term Loan Facility and the Mainland China Facilities. Based on the weighted average amount of outstanding borrowings on the Mainland China Facilities during the two quarters ended September 26, 2021, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by less than $0.1m (two quarters ended September 27, 2020 - less than $0.1m). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on the Revolving Facility and Term Loan Facility by less than $0.1m and $1.9m, respectively (two quarters ended September 27, 2020 - $0.9m and $0.8m, respectively).

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The Company entered into five-year interest rate swaps by fixing the LIBOR component of its interest rate at 0.95% on notional debt of US$270.0m. The swaps terminate on December 31, 2025. Subsequent to the Repricing Amendment, the applicable interest rate on the interest rate swaps was 4.45%. The interest rate swaps were designated at inception and accounted for as cash flow hedges.
Interest rate risk on the Term Loan Facility is partially mitigated by interest rate swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the second and two quarters ended September 26, 2021, the Company incurred expenses with related parties of $0.4m and $0.6m, respectively (second and two quarters ended September 27, 2020 - $0.3m and $0.4m, respectively) from companies related to certain shareholders. Balances owing to related parties as at September 26, 2021 were $0.4m (September 27, 2020 - $0.7m, March 28, 2021 - $0.3m).
A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the “Baffin Vendor”) for leased premises was $4.2m as at September 26, 2021 (September 27, 2020 - $5.0m, March 28, 2021 - $4.6m). During the second and two quarters ended September 26, 2021, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $0.4m and $0.7m, respectively (second and two quarters ended September 27, 2020 - $0.3m and $0.6m, respectively). No amounts were owing to Baffin entities as at September 26, 2021, September 27, 2020, and March 28, 2021.
FISCAL 2022 OUTLOOK
A revised discussion as to our fiscal 2022 outlook is contained in our earnings press release dated November 5, 2021 under the section entitled “Revised Fiscal 2022 Outlook”. This press release is available on the SEDAR website at www.sedar.com, on the EDGAR section of the SEC website at www.sec.gov and on our website at investor.canadagoose.com.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Annual Financial Statements and Interim Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Interim Financial Statements.

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Revenue recognition. Revenue comprises DTC, Wholesale, and Other segment revenues. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when control of the goods is transferred to the customer have been met.
It is the Company’s policy to sell merchandise through the DTC channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in inventory levels, planned production, customer behaviour, obsolescence, future retail prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.
Leases. We exercise judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. We consider all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leaseholds, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if we are reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term.
We determine the present value of future lease payments by estimating the incremental borrowing rate specific to each leased asset or portfolio of leased assets. We determine the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating our creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.
Impairment of non-financial assets (goodwill, intangible assets, property, plant and equipment, and right-of-use assets). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

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In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, margins, costs, and capital investment consistent with strategic plans presented to the Board of Directors. Fair value less costs of disposal are estimated with reference to observable market transactions. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
Income and other taxes. Current and deferred income taxes are recognized in the statement of income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the statement of financial position date are: the number of jackets expected to require repair or replacement; the proportion to be repaired versus replaced; the period in which the warranty claim is expected to occur; the cost of repair; the cost to replace a jacket; and the risk-free rate used to discount the provision to present value. We review our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.
CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
In March 2021, the IASB issued an amendment to IFRS 16, Leases to extend the period over which the practical expedient is available for use. This amendment exempts lessees from determining whether COVID-19 related rent concessions for lease payments originally due on or before June 30, 2022 are lease modifications. The amendment is effective for annual reporting periods beginning on or after April 1, 2021 and earlier application is permitted. In accordance with the guidance issued, the Company adopted the amendment effective March 29, 2021 and elected not to treat COVID-19 related rent concessions as lease modifications. Rent concessions of $nil and $0.2m were recognized in the statement of income (loss) for the second and two quarters ended September 26, 2021, respectively.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a

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definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
In August 2020, the IASB issued “Interest Rate Benchmark Reform – Phase II (amendments to IFRS 9, Financial Instruments; IFRS 7, Financial Instruments: Disclosures; IAS 39, Financial Instruments: Recognition and Measurement; IFRS 4, Insurance Contracts and IFRS 16, Leases)”, which addresses issues that affect financial reporting once an existing benchmark rate is replaced with an alternative rate and provides specific disclosure requirements. The amendment introduces a practical expedient for modifications required by the Interbank Offer Rate (“IBOR”) reform. The amendment relates to the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of the IBOR reform, allowing for prospective application of the alternative rate. A similar practical expedient is proposed for lessee accounting under IFRS 16. It also relates to the application of hedge accounting, which is not discontinued solely because of the IBOR reform. Hedging relationships, including formal designation and documentation, must be amended to reflect modifications to the hedged item, however, the practical expedient allows the hedge relationship to continue, additional ineffectiveness may be required. The amendment is effective for annual reporting periods beginning on or after January 1, 2021. Earlier application is permitted. A broader market-wide initiative is underway to transition the various IBOR based on rates in use to alternative reference rates. The Company is assessing the potential impact of the amendment and has begun discussions with its lenders. It is too early to determine if any modifications as a result of the amendment will meet the requirements for the application of the practical expedient.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of September 26, 2021 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

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•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the two quarters ended September 26, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of September 26, 2021.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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